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                                                                   EXHIBIT 99.04

                                      WIPRO
                                  EARNINGS CALL
                                 APRIL 17, 2003

MODERATOR: Good morning ladies and gentleman. I am Prathiba the moderator for this conference. Welcome to Wipro's Earnings Call. For the duration of the presentation, all participants' lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over to the Wipro Management. Thank you and over to Wipro.

LAKSHMINARAYANA: Thank you Prathiba. Ladies and gentleman, a very good morning to you in America and a good day to you in all other parts of the world. My name is Lakshminarayana and I am based at Bangalore. Along with Shankar in Bangalore and Sridhar in Mountain View, we handle the investor interface for Wipro. We thank you for your interest in Wipro. It is with a pleasure and I welcome you to Wipro's teleconference post hour results for the quarter and year ended March 31, 2003. We have with us Mr.Azim Premji, Chairman and Managing Director, Mr. Suresh Senapathy, Chief Financial Officer, who will comment on the results of Wipro for the quarter and year ended march 31, 2003. They are joined by Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vaswani, President Wipro Infotech, Mr. Vineet Agarwal, President Wipro Consumer Care and Lighting, Mr. Raman Roy, Chairman, Wipro Spectramind, and members of company's senior management who will answer questions which you may have. This conference call will of course will be archived and a transcript will be available on our website www.wipro.com. Before Mr. Premji starts his address, let me draw your attention that during the call we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reforms Act, 1995. These statements are based on the management's current expectations and are associated with uncertainty and risks, which would cause the actual results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the Securities and Exchange Commission of the USA. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentleman Mr. Azim Premji, Chairman and Managing Director, Wipro.

AZIM PREMJI: Good morning ladies and gentleman. The board of directors in the meeting held this morning approved the accounts for the year ended March 31, 2003. Our results have been mailed to those registered with us and are also on our website. Let me share with you some of our thoughts and how we see the environment. Customers want to see value for the price they pay. You create value for the customer by either increasing value or decreasing price. They want higher value at a lower price. This is the trend which we saw begin in 2001, and we believe this trend will only accelerate. Customer requirements need attention. Our response is to offer our customers the wider service range and to a larger

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group and number of customers. This will be achieved by a combination of organic service line expansion and acquisitions. To address a large number of customers we will increase our investment and sales and marketing and prudently evaluate potential acquisitions. In calendar 2002, we completed three acquisitions. Spectramind for service line expansion, Global Energy Practice of AMS Incorporated for consultancies skill set and customer relationships, and R&D labs of Ericcson. Our success in integrating these acquisitions has given us confidence to pursue this strategy further. We evaluate candidates for acquisitions on and ongoing basis. The first criteria we use for evaluating acquisitions is whether such candidates fit strategically and culturally. If these two criteria are met, we proceed to financial evaluation. Candidates must meet financial targets. When it comes to acquisitions, we are conscious that they will often be short-term pain of margin contraction due to the acquisition related cost of integration bonus and amortization of intangibles. In our view, the short-term pain is acceptable only because of long term gain we see in the potential acquisitions which we do or contemplate. Looking ahead in the global
IT services business; we see rupee appreciation and pricing contributing to margin pressure. On the other hand, we believe providing higher value add services, moving business more offshore, increasing utilization, and managing cost and productivity will mitigate these downsides.

Our consumer care in lighting business has generated positive cash flows for decades with consistent margin. We have invested in building a retail distribution network reaching out to over a million outlets. Our strategy in this business is to realize the value of this distribution network by acquiring brands. Our acquisition of Glucovita, a glucose based energy drink is part of the strategy. We continue to evaluate other similar brands as potential acquisitions as well. Our financial parameters for acquisitions in both technology business and consumer care business are similar. I will now request Suresh Senapathy, our CFO, to comment on the result before we start taking questions.

SURESH SENAPATHY: A very good morning ladies and gentlemen. Mr. Premji shared our thinking on the business environment. I'll touch upon a few aspects of accounting significance. As Mr. Premji said we evaluate acquisitions from an economic perspective. When we do this we will also consider the accounting implication. The difference between the two is in the time horizon. When evaluating an acquisition from an economic perspective, we believe the time horizon is three to five years. The contrast when evaluating an acquisition from an accounting perspective, we will need to break the cost associated with an acquisition down into quarters. One major difference in evaluating potential acquisition from an economic perspective versus an accounting perspective results from the accounting treatment for integration bonus in both India and US GAAP and in US GAAP amortization of intangible. While from an economic perspective both these are considered as purchase consideration as they are settled at the time of acquisition, the accounting statement these amounts are considered as debits into the P&L for a period ranging from 4 to 8 quarters. This

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is a factor that we are conscious of when looking at financial result. On brand acquisition, the consideration paid will be amortized over the life of the product, life of the products will be determined with regard to its resilience. During the year 2002-2003, Wipro GE Medical System, a joint venture in which we hold a 49% equity stake reported a loss of Rs. 371 million. As highlighted previously, the medical equipment market continues to be under volume and pricing pressure, but we are working with our joint venture partner to adapt our organization and market approach and bring our JV back to its historical profitability. We believe that this venture will exit fiscal 2003-2004 on a profitable trend. We will be glad to take questions from here.

LAKSHMINARAYANA: Yeah Prathiba, can we have the questions?

MODERATOR: Sure sir. We will now begin the Q&A interactive session. Participants who wish to ask questions please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first in line basis. To ask a question, please press *1 now. First in line we have Mr. Chetan Shah from Quantum Securities.

CHETAN SHAH: Hello sir. Basically you had given that energy and utility practice of AMS has shown some kind of loss. If you can throw some light what you are doing to turn it profitable and similarly what is the status that if we can give some idea on the Ericcson deal?

VIVEK: If you look at the AMS deal the reason why it was in a loss was two reasons. One is that we had a high subcontract element in it and the second was there was one time acquisitions retention related charges that we had. So from our perspective the retention related charges are only a matter of timing so essentially they will go away after this quarter and as far as the high uses of subcontract that depress the gross margins that is just really a matter of managing the business from the perspective of being able to now put much more from the Wipro side into whatever extra needs they have.

CHETAN SHAH: Okay. And similarly if you can I mean give some kind of assertive on the Ericcson deal?

VIVEK: Sure. One of the things that I would like to add on the AMS deal is that the integration has generally been quite successful. We have lost no employees, we have lost no customers through the transition, and already in six accounts we have got cross sales opportunities working at pricing better than our average. So, I think so far it has been working up to our norms. In terms of the Ericcson deal, I cant give you any specifics which relates to a single customer, but all I can say is that it went through as planned. We had no employee loss and that the revenue that came in came in more or less in line with what we were expected.

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SURESH: Just to supplement on the utilities deal that Vivek talked about there is some amount of money which was to be completed on the 100 day basis which got charged off. There will be some more retention money that will flow into future quarters. It has not completed this year, like lumpy quarters. For example there was a 100-day bonus, a one year and two year bonus. So we accrued the first 90 days already.

CHETAN SHAH: Okay. And if you can just comment on the general industry structure right now basically most of the international IT services company also having offshore business and aggressively looking at that. So what will be the long-term competitive advantage for a company like Wipro?

VIVEK: I think that if you look at where we are right now, what are we seeing from the global competition setting up centers in India, I think so far they have had limited success, that doesn't mean they wont have success, but where we are seeing them in the market place is really in very large customers where they are trying to offer a bulk piece with very low prices. We haven't seen them in all our customers, we haven't seen them in most of the deals which are if you will new customers that are looking at going offshore, new customers who are looking to going offshore want to go to somebody who they have know have done this before. So I think that we will continue to face a situation where the IT services market of the future is not going to be separated into two camps, a global IT service company based in the US and an Indian IT service company. There will be one company, I mean there will be all companies of a single nature, global, and that is why it is so important for us to grow through whether organic or inorganic means having the capability to be able to match up against them on every front. So I think that from our perspective we see that as a certainty almost in terms of which way the market will move in the future. We continue to believe that we have an opportunity right now like we have never had before to be one of the top 10 global IT players that will be the strong survivors. So I think that yes everything you say is right. That is the trend that we are moving in, but our strength are still very deeply rooted in the fact that we deliver with high quality and that we have understood this global delivery model better than anybody else has.

CHETAN: Okay Sir. Thank you and good luck Sir.

MODERATOR: Thank you very much Sir. Next in line we have Mr. Rahul Dhruv from SSB.

RAHUL: Hi. Good afternoon. I was basically going back to the guidance that you have given of around 3% sequential growth in top line. You know we are effectively seeing a reduction in the overall growth rate on a sequential basis. The last quarter if you remove the acquisitions that we have seen just 3% growth and again going forward you are guiding at 3%. Volume growth has actually come down from the double digit growth I mean to down to around 6% and

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probably we are looking at much lower again going forward. Are you looking at this is an industry trend where we are going back to very low growth rates?

VIVEK: What we are seeing Rahul is that in the last quarter just to make up the numbers right we had a sequential growth of 9.3% including the acquisitions, 9.1% and 6.3% excluding the acquisitions. The volume 3% but 6% on a revenue basis, but coming back to the question about the guidance, we are in a kind of unusual position right now where if we take a long term view we feel nothing but growing certainty in terms of the fact that our prospects look good. Our customers are talking to us about really rapidly expanding the engagements we have. More and more customers are coming in the door. We are looking at more and more service expansion etc. So if you look at it from that perspective everything looks good. If you look at it in the immediate term, if you look at it in the short term, what's happening is that there is a lot of uncertainty as to what speed customers will ramp at. I think that customers themselves as they are struggling with what they see as a fairly tepid to uncertain economy, they are not sure whether this project will transfer this month, next month, etc. And as you know our business has zero shelf life, opportunity unfilled is lost forever. So as a result given the uncertainty on the ramp ups we cannot also therefore give any significant upsides on the immediate guidance. As I said last quarter the guidance that we had we beat well and in fact if you look at the total utilization, we started the quarter at 63% we ended it at almost 70%. So from the quarter end to quarter beginning it was pretty much on plan because we had some questions last time about would we able to use the 1300 people we hired, but if we look at the timing, the timing was better than what we had given guidance for, but worse than what we were internally hoping to get. So I think that it is that uncertainty that continues to plague you in terms of exactly what will happen in the coming 12 weeks.

RAHUL: So that means you are basically factoring in only revenues which you can see right now in front of you and not factoring in any of the ramp ups which may possibly happen?

VIVEK: Yeah I think Rahul from our perspective I don't want to in any case signal or try and say that our guidance is not exactly what it is which is you know our realistic best catch. We did this last quarter as well. We beat it, but at the time that we gave it, it was our best estimate of what we though we could get taking all the push and pull.

RAHUL: Okay and the second part is that has there been a price reduction effectively factored into that number?

VIVEK: Yes it has. That number is effective of everything.

RAHUL: Okay that's exactly my second question. On pricing, you know we have seen some reduction this quarter and we are talking of renegotiations. What is

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the exact form of the renegotiation, is it an across the board cut in your rates or is it client specific. Can you give us some color on that.

VIVEK: Sure. First of all the good or bad part depends very well which we look at it is that the rate reductions are not changing the competitive dynamics because if we look at the last year's revenue profile, 8% of our revenue came from new business. So the cost reduction was in to win new business as much as cost reduction was an existing accounts so that is something that we have been saying for a little while now. What's happening is that if you look at the flavor of existing account price reductions, they come in two natures, one is that you know you have a customer whose says okay guys, now in a sense I can find four companies that I think can do this offshore work for me. So if you don't lower your price I am going to go to alternative b and so I just need a flat price reduction, and the second is customers coming back and saying look India is now strategic, we want to do much more, we would like to be able to get a price reduction as an encouragement for us to go for a much higher volume increase. I would say 90% of the price reductions we have talked to customers about have been in the second category which is customers talking to us about price decrease in relationship to a volume increase. Now, where there is carrot there is also a little bit of stick, so we never forget that they also have other alternatives, you know if we decide not to go and in some sense you have an encumbrance disadvantage which is that, you know for us its existing revenue but somebody else's incremental revenue. So I think that that's what dynamic that's going out there with the existing customers.

RAHUL: Right and that effectively means that we are in an environment where say your peers did it, you did it and everybody else start doing it and we will effectively have a long term reduction in billing rate going forward, I mean that means you are not really....

VIVEK: Actually Rahul let me phrase it another way, which is to say what would it take for us to actually turn the cycle around. What would it take for us to get the billing rates up again. And to me first and foremost the biggest impact on billing rates is mix. You know we are seeing increasingly more application management with an application development work. We talked about this last quarter as well and a couple of quarters before, and when you have application management work it is cost reduction lead, it is more vanilla, customers say I have more choices, and in a sense there is no time to market kind of counter that you can use to get better pricing. So I think the first and foremost thing that we can do to improve pricing is to see more application-billed business. But that's most difficult to call because I personally think it is linked to some sort of an economic revival, because application-billed business is primarily discretionary and when its discretionary it means that people can make the choice to go forward with that or not. So, I think that that's one element. The second element is being able to use the acquisitions we have made or to be able to get better price points by, for example, under the utility division we talked about being able

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to scale that up more than we have so far, although we are already 100 days in, and be able to get pricing more closer to their pricing than our pricing. So far early returns are success, but not on the volume yet to be able to move the meter. The third is that we continue to see these volume increases coming up in the nature that we talked about and once they come in, in a sense the customer stated we have got higher entry-exit barrier etc, etc, we are now able to inch it up slowly. To me that's a longer trend play. But I would say that as we have said in the past that ultimately right now it is our objective to manage that price volume game. If you dial the clock back a year, many of the called questions we had was is Wipro sacrificing volume for price. In a year later, it is almost 180 degrees. I mean what I would like to think is we have to manage that balance.

RAHUL: Yeah. Sure. Just added one small last question on Wipro GE. In the beginning of the last year when they first made a loss we said that you know by the end of the year we will pretty turn around and start making profits. We have again gone into deeper looses and nearly wiped out around 4% of the profits for the full year. Any different plan form just trying to turn it around, I mean this has become a very big drag on the profitability.

SURESH: Yeah I know like we said there are many corrective measures that have been put in place. We have seen the new budget 2003, which has given a lot of incentives to the health care sector, health care insurance has also been on gaining grounds. You are seeing that the duty rates have come down. In fact that has been the reverse of that which had happened in 2001 and 2002, that hurt Wipro GE in a big way, and when the VAT gets introduced you will see some kind of softening of even in the sales tax rates. So while that is happening there has been a product introduction that has taken place, which has very good margin and has export potential as well as domestically. Now given the situation, given the kind of control, revised control that the company has introduced in terms of execution delay etc, we think that 2003-2004 will exit with very good profitability trend and we will soon get back to the historical profitability.

RAHUL: So you will exit the year with a profit, but could be having a loss for the full year.

SURESH: But we are saying that it will end definitely in a very good profitable and we are hopeful that we will make profits for the year.

RAHUL: Thank you very much.

MODERATOR: Thank you very much Sir. The next question comes from Mr. Dange of CLSA.

DANGE: What I wanted to understand was first if you could give us the breakdown of verticals for the fourth quarter and I wanted to understand that financial services has still not picked up. Any specific reason because of the

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rounding off the errors I get a decline in growths in financial service. Is that correct?

NARAYAN: Our vertical breakup for the fourth quarter, telecom equipment manufacturer is 16%, embedded system is 15%, Telecom service provider with 5%, Financial services is 14%, Retail is 10%, Utilities 17%, Manufacturing 10%, Corporate 6%, and EAS is 7%.

DANGE: Is there a decline in financial services because according to this it does seem like.....

VIVEK: Yeah it is I think -1% or something, it is a small decline.

NARAYAN: That is primarily reflected by the exchange rate. We are flat in terms of the dollar win.

DANGE: Okay. What is the strategy here because financial service is the highest spender on the IT. So what is the strategy here and where is Wipro missing out here?

VIVEK: Yeah I think that you know this quarter in financial services was purely disappointing, but if you looked at in aggregate in terms of the customer wins we have had many strategic wins. We talked about Lehman and that continues to ramp unfortunately not as fast as we would like to see it. We talked about the ramp cycle time uncertainties before. We have also got big wins in I am not sure which of the customers I can name, but there have been four major strategic wins in the last quarter in terms of customers wanting to either ramp up dramatically or new customers that are wanting to come in and take a look at it. We have had wins. This quarter we announced two new wins, one was the European Stock Exchange, and another was the Japanese Bank. In terms of the strategic wins we had Lehman, we announced that earlier which was State Street. I think we also had Key Bank, which was a total outsourcing deal that is expected to go pretty big, and then we had Marsh, which was another customer that came back and said that they had very significant volume needs. So, I think that what you have is you have several strategic customers, but you know ultimately all of us would like to see that manifest itself in the billed man months.

DANGE: Okay. Second question is on basically loss of some of the key people including Steve Zucker. I mean what has been the primary reason why some of the people I mean this is not specific to Wipro, but in general to the Indian software companies, we have not been able to retain some of these high profile people. What have been your experiences?

VIVEK: You know quite simply what they see is that it is a low return on investment job as one of them put it because they are unused to the fact that the work schedule in this business is so punishing, you know, I mean in a global

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delivery model you start with early morning calls and you end with late nigh calls and it is very difficult for somebody particularly somebody who has become very senior in the organization to get used to the pace at which we work. So as a result from their perspective they feel that there is not enough ROI in the job and I think that's a big issue, because you know you add on top of that the frugality that Indian companies have so they do not feel like to have all those sort of necessary perks with office and you know we run very lean. I mean if you look at our G&A head count or cost, we do run very lean, so as a result neither do they have you know all the support structures they would like to have in terms of multiple layers. So I think that those are some of the things that contribute to us not being able to retain them. The way that we would like to finesse this is that perhaps part of the problem is that we need to change as much and we are not going to change for one person. So may be as we did more of these acquisitions they would be some change that we would bring. But also some change we would expect from them as well.

SURESH: But the good news is that the big five companies which are trying to transform themselves to a global delivery model will also have to be face these challenges which they have never faced before, in terms of what extra demands and requirements the global delivery model puts on them.

DANGE: Okay. My last question is on the recent client visits. I mean have they been impacted in March and over the last 15 days in terms of one client visit and secondly taking the final sign off because more and more people have started talking about US recession again. So what have been your experiences over the last say a month to month and half?

VIVEK: If I look at since March 15 to the Friday last week we had 40 customers or prospects that were scheduled to visit us. Of those 40, 18 canceled as a result of either the war or SARS. So as a result we had slightly less than half canceled which meant we have slightly more than half continue to visit. So, depends now whether you look at the glass is half full or half empty, right. But I think that as a result what we have seen is that clearly it can hinder but it doesn't stop you and frankly since sales cycles are so long to the extent that the war itself has turned out to be pretty sure, do you expect that there should no lingering impact. So I think that from that prospective we feel you know, frankly whether it is a Iraq war or SARS as it stands today, there is no impact, should SARS become a pandemic of course you know the world changes for all of us quite substantially. On the other side if you look at the closure rates or customers willing to sign, we have had customer sign right through, right through the quarter. We talked about 44 customer additions, 16 were inorganic through the AMS acquisition but we had 28 organic sign ups and they all signed up including through March. So what we are finding is that the fact that the US may dip itself into a due into secondary recessions isn't getting in the way of decision that would in any case primarily cost reduction led, but goes back to the early conversation I had with, you know, on the pricing side, which is that it continues

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to stay there, therefore from a mixed prospective we continue to be more application management versus application develop kind of mix.

DANGE: Yeah and just one final point I don't whether you have answered it before but on the AMS acquisition is it possible to give us, what how much of the increase in onsite rates is because of this acquisition or the pricing of AMS which may higher than average.

VIVEK: I think that you know we showed an onsite rates increase of 0.9% as a result of AMS acquisition. If we took the AMS acquisition out and by the way we are giving some numbers on a pre and post AMS this quarter, just because you know its important for you to understand the impact without that but you know we will stop doing that from next quarter onwards. The onsite rates would have dropped by 2%.

DANGE: Okay thank you.

VIVEK: Yeah.

MODERATOR: Thank you very much Sir. Next we have Mr. Nilambu Shyam from Kotak Securities.

NILAMBU: I really just wanted to understand from you if you go back three to four months we were all hearing about comments like the prices seem to be stabilizing albeit at a lower rate, but are we seeing incremental pressure now or is it just earlier customers now ramping up and that impacted more.

VIVEK: You know if I can complete my quote it was prices are stabilizing but too early to call victory. So I think that that's what I said earlier and I think that's kind of where we are. You know the challenges that on new customer pricing in some sense you know, unless you have a mega deal customer coming in you can begin to see your ability to differentiate yourselves more. But you know if you look at existing customer pricing, the customers entering in the third year of the downturn, they are all becoming less relationship oriented and more mercenary. So I think that at this moment in time while we would like to think that much of what the bad new we had was behind us, we have just been surprised about that, two quarters in a row and I don't want to make any more positive statements even if I have a caveat hanging at end.

NILAMBU: Okay another thing is on SG&A, just staying to global it business, we have seen that go up as a percentage of revenues, do we see that stabilizing at this levels or is it likely to go up further.

VIVEK: On the SG&A actually you know big turn of SG&A increase this quarter was related to AMS acquisition. We have put lot of that cost into the SG&A lines so I would say that that's as a result going forward should continue to stay in

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better shape, however, we want to continue to consciously invest on the sales and marketing side. We believe that we have two alternatives right now. One is we can hunker down and as a result after two years, three years, we will emerge as a Indian factory, or we can continue to grow in terms of being able to look more and more like really competition of the future which will be that global integrated company and therefore continue to make acquisitions and continue to invest in sales and marketing that positions us in that direction.

NILAMBU: Okay. Thanks and all the best for the coming year.

VIVEK: Thank you.

MODERATOR: Thank you very much Sir. Our next question comes from Mr. Ashish Kumar of CSFB.

ASHISH: Thank you. Good afternoon. Sir my first question is that in the previous financial year 9% of the revenue came from customers acquired in the financial year. If we exclude the customers acquired through inorganic means, broadly what percentage of our revenue came from organically acquired customers.

VIVEK: That was all organically. So the number I gave you was excluding the acquisitions, that is 8%.

ASHISH: Okay and in terms of effort hours would this be higher than 8% or would it be similar.

VIVEK: It would be similar. I don't think that the pricing for new accounts will substantially different, I think it is pretty much the same here. There wasn't any substantial pricing difference, new accounts versus existing accounts.

ASHISH: And in a typical year does new customer addition account for about the same or is it higher at around 15%.

VIVEK: Actually we used to be at the 12% to 14% range in the couple of years before that, sorry 15%-16% over the last couple of years. So what you are seeing is that a lot of the growth this year in the last year has come from driving existing accounts ramp ups and the new account you know sort of mega wins are still to ramp as I said earlier because back to the point I made earlier about ramp cycle uncertainty.

SURESH: And of course perspectively we will look forward to more from new customers.

ASHISH: Okay, and Vivek heard your sort of hypothesis of as to when would pricing power you know come back or at least prices could stabilize. You know if

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I were to play devil's advocate with you and say that you know the business model inherently doesn't justify a 50% ROIC, it doesn't have brands, customers can still switch and doesn't have IP protection like Qualcom has. So it is just not possible, and in fact one could argue that as offshore becomes more and more mainstream and attracts attention both from clients and from competitors, instead of adding for helping billing rates, it will actually put further pressure on billing rates, what do you think?

VIVEK: Well I mean clearly in the range of scenarios you could probably draw that as well, but in some sense a lot depends on what we let happen to ourselves. As I said earlier, if we in this environment decide that we are going to maximize our efficiencies, cut back on salaries for people, let people go if they have to, just continuously focus on next quarters profitability, what might end up happening is that a year later we may find ourselves to be just one more factory in India, and if that is the case then certainly we will be unable to retain the kinds of return that we have today. So what do we have to do? We have to build our brand. We have spent an inordinate amount in what I think it was a pretty difficult year last year but we continue to invest in making sure that we build our brand, we want to continue doing that. We want to continue adding new services that you know in the old world where dramatically margin reduction oriented but actually are now in today's world not as dilutive in terms of margin rates, and we have to be able to continue to add our overall global capability. So, the way I look at it is that for us to be able to enjoy the kinds of return that we have, we have to be able to augment our model. So we have to invest in that area. So, we have to drive mix of services and then the other thing as well as that from a pricing power perspective the more end to end we get from business process to infrastructure, to application, to you know to consulting, I think that also helps us. So, I mean I can draw scenarios in all directions but to me where things stand right now is there is a real possibility that we end in the outcome you describe but only if we let it.

ASHISH: And you know I am trying to understand because lot many new initiatives that you just sort of named are inherently lower profitable you know consulting has higher onsite, IT outsourcing by definition is lower margin, plus in IT services itself you know for right reasons clients wants lower rates. I think you know I have an impossible question to ask you and I think most investors want to know that what is the sustainable margin, where do you think margins will stabilize is it another 10% down, I mean some of your peers like Cognizant already have much lower margin.

VIVEK: Yeah I think that there's two things here you know. One is I am sort of you know trying to walk the line between having a what I might call intellectual discussion with giving you a guidance for the operating margins without being prepared to do so. I think that ultimately the way that we are looking at the businesses, you know we have to be able to drive growth in our profitability and that's the price margin walk the balance that I was talking to you about earlier, so to us we have to drive growth and that's what we are focused on. You know as I said you can paint the scenario in either direction but the way we look at it is the long term is there are going to be few a global players and there are going to be many Indian factories. The Indian factories will have you know very low return on capital employed by low margins, the global players will have much higher margins basically taking a look at what you might call current global averages adding on that the G&A benefit that the Indian companies have and adding on it volume upside or a margin upside from the offshore element of the work that gets done. So where the median is, I think it is anybody's guess.

ASHISH: And for Wipro the thinking is that at least near term, growth is more important than protecting margin would be. Would that be a fair comment?

VIVEK: No, I think that our profit growth is more important, dollars more important than percent, but profit growth is most important.

ASHISH: So Vivek thank you so much.

MODERATOR: Thank you very much Sir. Participants are requested to limit to one question in the initial round of Q&A session. Our next question comes from Mr. Mahesh Waze of Refco Securities.

MAHESH: Yeah, Hi just wanted to know a couple of things; one thing is the onsite volume growth has been very strong this quarter so is this some sort of structural shift or there has been lots of project starts or things like that, and secondly just wanted to understand the pricing scenario on the BPO side of the business.

VIVEK: Let me take the first one first and ask Raman to comment on the pricing on BPO. As far as the onsite volume increase, a lot of it is because of the acquisition. If you look at it without the acquisition, we had an increase in onsite as a percentage of revenue to 53 to 57.

RAMAN: In terms of pricing for the BPO industry, I think we continue to see a significant pricing pressure both from the existing customer base and the new customer base. It is a little paradoxical because if you look at the traction that we are seeing for the customers there is a huge amount of business that is sitting there, the interest of doing a work from a remote location such as India is so huge, and to our mind there is enough business sitting there for to associate the needs of India as a country. But paradoxically we see offerings of pricing that at least we think are not commercially viable to win that business. So pricing pressure is a reality both of existing customers and the new customers coming in looking for RFP led and consultants blessed RFP valuations where they continue to beat our price.

VIVEK: And if I may just correct that what I just told the onsite ratio improved went from 53 to 57, it was actually 53 to 55.7.

MAHESH: Okay. This BPO pricing thing, is it leading to some sort of customer disappointment as well, meaning some one who is offering a low price might not necessarily be able to fulfill the SLAs or there might be some delivery issues. So has that already started happening.

RAMAN: Mahesh I am not in a position to comment on the general market but I can tell you that within Wipro Spectramind, touchwood, we have not lost a customer till date. We continue to deliver to the SLAs that we commit to our customers and if you look at our numbers you know we did 14 million this quarter against what we said of 12 million and that is the incremental business that our customers continue to give us in order to expand the relationship and they will give you incremental business only if you deliver to what their expectations are. So far we believe that profitable growth and you know we are pretty happy with the net margin of 26% that we got for this quarter. We believe profitable growth will happen if you deliver on quality parameters where the customers are looking for.

MAHESH: One last question, this consultants like Neo IT, are they compounding the billing rate pressures that the companies are experiencing.

VIVEK: Well you know we don't see Neo IT as much as some of the US consultants like Dalal Associates, Everest, TPI, and every time we get into one of those deals, it does two things for us; one is that it raises the cost of its response as the responses are incredibly detailed and expensive, and the second is that puts much more pressure on commoditization, because after job the job is to make everything apples to apples.

MAHESH: Thanks.

MODERATOR: Thank you very much sir. Participants are requested to limit to one question in the initial round of Q&A session. Our next question comes from Mr. Trideep of UBS Warburg.

TRIDEEP: Yeah, hi. My first question is on the BPO side, with the EBIDTA margins at about 34%, I know there has been a Capex for the depreciation pretty high and higher than the IT services side, where do you see this in the light of the pricing pressure that have just described, where do you see the net margins really settle down if you look at like on a sustainable basis.

RAMAN: Trideep, as I said there are pricing pressures, but simultaneously what the customers are looking for is partners who would deliver to their requirements and meet their quality expectations that they have. It is a balance and it is a mix. We have said that before, I have said in the last quarter's call, of the range of the net margins we see that between 18% to 22%-23%. As far as Wipro

Spectramind is concerned, we believe that the margins would settle in the region of about 20%.

TRIDEEP: I see. My second question is got to do with when you evaluate volumes led pricing decline, I just wanted to understand in terms of the return parameters or in terms of the margins, how exactly do you evaluate, what kind of quantum jumps do you look at, you may not want to quantify it but at least qualitatively, how do you look at this scenario?

RAMAN: As far as the BPO industry is concerned, the volume led, it is a matter of being able to evaluate, whether it is the cookie-cutter approach that you can utilize, it is more of the same that you are doing for the customer, or it is more processes that will come from the same customer, because bringing in every process requires investment both from our side and from the customer side. It is that aspect that plays a role, there are also particularly where it is scaling and existing thing that you are doing well, let us say with 200 people and the customer wants to grow that to 500 people, there are economies of scale that will come into play, where it is the same process. And that plays a role in determining the price and you know what we are willing to give as volume discounts to the customer. But again I think what is very essential is that all pricing aspects that we bring out, all the deals that we enter into with the customer, must be commercially viable, our objective as the business is to run a profitable business, we do not have objectives of being in business to do things like creating employment or rather than not make a profit.

TRIDEEP: Yeah, on the IT services side my question was, what is the return ratio or the gross margin dynamics, or certain parameters that you look at while evaluating volume led price reduction that Vivek also talked about.

VIVEK: I think on the IT side essentially what we are looking at as we are talking to customers is that can the volume upside be roughly let us say by the time we end the year our run rate that is at least 3rd to 50% more than what it was for the last year. So, I think what we are looking at is can we see that kind of a volume upside in return for any price reduction. But that is not the case every single time, as I said there have been one or two instances where the customers said okay guys, close on the encumbrance, you guys are in, you guys are represent 80% of my purchase, give me a better price or I change the mix, and those are the things that you know fortunately not the largest chunk of our pie here, but we have seen those as well.

TRIDEEP: Thanks a lot.

MODERATOR: Thank you very much sir. Next in line we have Mr. Manoj Singla from JP Morgan.

MANOJ: Yeah, good afternoon sir. This is Manoj from JP Morgan. My question relates again to the pricing thing which we have been discussing over the call, I just want to understand how much of the pricing pressure is from the existing clients and what has been the scenario in renegotiations this year in terms of where did we finally get to and how do we see this happening going down the line?

VIVEK: If you look at the pricing pressures as I mentioned earlier, if you look at our new account pricing, it is pretty much within line with the existing pricing. So, it has not necessarily dragged us down dramatically, but if you look at where the pricing pressure have been the most difficult, they have been on the existing account pricing. So, I think that is where the pressure is. In terms of outlook you know we have discussed it a little bit earlier, we felt that we were seeing some level of stability, but it is too early to call victory part of that phrase turned out to be the right one, which is that more customers came back and said look, India is now strategic, I want to take this from this division to corporate level, I needed better corporate frame contract, etc.

MANOJ: Okay. If I may just followup on that, whatever we are hearing of this MNCs coming to India and offering services at pretty low prices, we have regularly heard prices sub $20 an hour and even some of our large competitors, so do we still think that we can hold on to a pricing which currently is around $23-$24 on an average?

VIVEK: We have certainly heard to same sort of anecdotes which you have in terms of some dramatically lower pricing even sub what you have mentioned, but I think that those pricing have been on an one-off basis, particularly for large customers, and we are not seeing them be able to offer that on a regular basis or even get into the deal flow that we do. So, I think that as things stand right now, ultimately, the faster we can get to being a more consulting led, more on the same space as they are playing as, I think we can get both pricing upsides as well as contain them as they are taking a look at just offering pure offshore place, because they are not able to work the integrated model yet, so the places where they are going at it is large customers which know they want an offshore factory.

MANOJ: And just very lastly what is the onsite pricing that you are seeing from the people like Accenture, because what they report is around $120-$140 an hour, but are we seeing them actually bidding down onsite prices as well?

VIVEK: I think that from the consulting side of the business those prices have come down quite a lot over the last couple of years and continue to be under pressure because the employment market in the United States and the just onsite market continues to be very pressured. So, I think that at least what I know not that I any expert on their business, is that their onsite pricing continues to be under pressure.

MANOJ: Sure sir, thanks a lot.

MODERATOR: Thank you very much sir. Our next question comes from Miss Kamakshi Rao of Capital International.

KAMAKSHI: Hello, Vivek you outlined the competitive situation as you see it a few years out with a polarization between the set of global IT companies and the India factories. Who is in your competitor set today?

VIVEK: Today we have a mix of everybody, I mean if I look at you know when we are competing for new accounts who do we compete with, you know we compete with the familiar faces of Infosys, TCS, Cognizant, or you know which ever ones you want to call. On the other side in terms of the global players, many times we are competing with many of the same names, you know, Deloitte, Accenture, PWC, so I think that we are sort of in transition right now where when we go in for a offshore play where the market still buying offshore-offshore, we are seeing the familiar faces on one side, and when we are talking about a large SAP implementation or Oracle implementation or we are talking about a system integration deal, we are coming up against the other guys. So, right now the market is still segregated, what I was pointing out was directionally where it is headed.

KAMAKSHI: I have a question on the hot topic of the day, pricing, I understand the structural trend that you have outlined, from a short term cyclical perspective what impact can we expect from the near maximum utilizations that many of the companies you have outlined, at least the Indian one, are facing today. The fact did you any trade your bargaining power or how relevant is that trend?

VIVEK: I think that the max utilization that Indian companies have relate more to the operational efficiency that the companies have and by the way you know I am not so sure that we would say what at max be at, I think we could probably improve a couple of points here, but I think that if I look the ability to hire people to feed growth, it is very strong right now. I mean I think that what we are seeing is a pretty robust market, so as a result the fact that people have high utilization does not change the price equation, because the market is acting as everybody's bench if you will. Because you don't need to carry a bench, the market is the bench.

KAMAKSHI: Okay. What is the additional investment that you expect in marketing this coming year and what was the investment last year?

VIVEK: If you look at the marketing investment last year, it was primarily to increase our sales force and also to add more offices around the world. If you look at the nature of the marketing invest and also on the media built where we had some investment. If you look at on the year to come, I think that we will continue to focus on the media built, which as I said, somebody asked the question about establishing the brand, I think that is pretty critical for us, so I think, we will continue to do that, and also more investments along the account management kind of people versus a pure sales kind of people, because we are seeing now many customers with large expectations of growth but not all delivering what they came in and told us, so we need somebody who is going to be able to work with them and push hard to get the current work we wanted.

KAMAKSHI: Do you disclose a financial amount for your marketing expense?

VIVEK: No, we have not really given, I mean it is only shared that as part of the results but not as part of the prospective view.

KAMAKSHI: Okay. One final question from me, how hard is it for an existing customer to switch when you outline the process of renegotiating prices otherwise you might lose that existing business, you know a lay man might guess that it will be pretty hard to switch a couple of years old relationships in which the customers' applications have been understood well by yourself, can you tell me and give some color as to what it will take for someone to switch if you did not give them the price discount?

VIVEK: Well I think that certainly what they can do is they can stop feeding you any growth, that is kind of an immediate thing that the customers can do. The second is that it varies from the customer engagement to customer engagements, so customer engagements that are still more onsite centric are much more easily swappable than customers that are more offshore centric, but even with the customers that are offshore centric, if you give them six months to a year, I mean that is about the size of the exit barrier you have.

KAMAKSHI: Okay. And just one more question, your onsite ratio of revenues went up a lot this quarter, I think you explained this in an earlier question but I did not get the explanation, what was the main cause of that if you leave aside the AMS acquisition which I believe should have been more than a couple of percent of that increase?

VIVEK: That is right. We went up from 53% to 55.7% in terms of onsite ratio and that fundamentally relates to the package implementation business continuing to be a strong growth driver for us.

KAMAKSHI: And what is the strategic role that the package implementation business has in your overall service offering?

VIVEK: It is part of our ability to be able to position ourselves as an end-to-end provider and it has been a good growth driver for us, we have had a very strong growth in the package implementation side.

KAMAKSHI: Has it led to follow on business that can have a higher up shock component?

VIVEK: In some instances yes, but typically those engagements tend to be more project oriented, but once we open the client engagement really we are able to expand it to offshore, actually our bigger leverage is not to open accounts with the package implementation business as much as take package implementation to our existing account as a way of expanding our growth.

KAMAKSHI: Okay, and this is a promise the last question, the market being a bench to what extent is that a function of two years of college graduates sitting without jobs and being absorbed in the present volume increase versus is the talent pool out there being multiples of what the cumulative recruitment would be?

VIVEK: Well I think that we have, as I mentioned earlier, some pressure on the project management side where you know if you are looking for really good project managers you have nightmares, but if looked at in terms of other skills and if you looked at even people who have got 3 or 4 years' experience but primarily is individual contributors, there is plentiful out there.

KAMAKSHI: Okay, thanks so much.

MODERATOR: Thank you very much madam.

VIVEK: Operator if you can make sure that everybody is able to participate by restricting the question per person.

MODERATOR: Sure Sir. Participants are requested to restrict to one question in the initial round of the Q&A session. Our next question comes from Mr. Chellappa of Franklin Templeton.

CHELLAPPA: Good afternoon. See I would like to know we understand that Accenture is ramping up their offshore centers very aggressively, we also understand that they are offering the billing rates that are similar to what Indian companies offer. In that case don't you think they have a very good advantage of winning a large proportion of the new contracts?

VIVEK: You know as I said, if I look at the deal flow, we barely flow Accenture in what I would call a classic business. If I look at where they are, we see them primarily in very large accounts where they have an existing relationship and they are bidding for a software factory if you will. And when it comes to that they are pretty much on a disadvantage to us, which is why they are lowering prices as much as they are because the customers says look you know I don't come to you for offshore. So, I think that over the long term will they become more competitive? Absolutely. If you go back to the picture I painted earlier that in 2-3 years' time this will be one globally integrated company, this one we understand that as well and as a result there will be much more head on competition. But I think right now there are two different segments. We don't see them as much as in our segment, as I am sure they would say that would see us as much in their segment, even though we both see other occasionally.

CHELLAPPA: Thank you.

MODERATOR: Thank you very much Sir. Our next question comes from Mr. Supratim Basu of ICICI Securities.

SUPRATIM: Hi good afternoon. If I could just go back to a point that one of the earlier participants made about the demand supply impact, I believe your response was that even if the demand supply balance were to kind of get restored to equilibrium and mainly evidence by the rising utilization rates, there would still be not that much of an impact on pricing. Could you actually explain why it should work that way?

VIVEK: You are talking about supply demand on the labor pool?

SUPRITAM: On the labor pool, that is right, yes.

VIVEK: What I am saying is that fundamentally the reason why companies will discount if they will for the new business is if they think they can get more growth and if they feel that they can get that additional growth and not have a problem feeding it then you know that incremental running this what they are all competing for. I think that as a result the fact that you use up the utilization makes you not want to give crazy pricing. So, I think those days are gone, because you are not just hungry to whatever dollar a bread meal because you are incurring the cost anyway, but they lapsed frankly 2-3 quarters ago, I mean I don't think you know we saw, I think we commented on that about two quarters ago, I believe three quarters ago. I think as things stands right now for that incremental business everybody knows I can put fillers. So, in a sense my factory has that capability.

SUPRITAM: Yes, but I was just wondering is that if we all agree that the large contracts are pretty much going to only the top 2 or 3 players in the Indian market, then it should not be that much difficult to actually have some kind of pricing discipline come into the market.

VIVEK: I mean certainly we would love for that to happen and in a way that does not get us into jail so I think that we love to see that happen, it is just that at the margin people have not shown that discipline yet.

SUPRITAM: Okay. Just a follow through on this, if a client actually comes back to you either a new client or an older client and says that hey, if you give me this

10% discount on pricing this is the volumes that I am going to actually give you, this is the extra volume that I am going to actually give you, do you actually look at some kind of a DCR evaluation of that contract to see whether the G&A cost that you save on higher volumes and how does that compare with the pricing decrease that you are taking up front?

VIVEK: Yeah, we definitely look at you know all kinds of calculations in terms of making sure that we are in line with what the final profitability would be on a DCR basis, on a percentage of revenue basis, etc. So, we definitely have that discipline.

SUPRITAM: Okay, in which case at what point in time do you actually see this decline of the pricing curve and the cost distribution, I mean as basic as the G&A cost going down as a percentage of revenues intersect and hence give you margins stability.

VIVEK: I don't know exactly how to answer that question on the top of my head. I mean fundamentally what you are speaking involves me giving you kind of what my volume projection is, what my pricing projection is, and what I see happening out there, that is kind of difficult to do. I mean it is a great question as if you kind of sit in a room thinking around how we build the business model for the future, but I can't answer it right now.

SUPRITAM: Alright. Okay, good luck gentlemen.

MODERATOR: Thank you very much sir. Since there is a time constraint, participants are requested to limit to one question in the initial round of the Q&A session. Our next question comes from Mr. Sandeep Dingra of JP Morgan.

SANDEEP: Yeah hi, good afternoon. Just on the pricing issue, sorry to labor on this one, but if I just look at the trend in the last 5 or 6 quarters, we saw a decline in 4th quarter last year which extended into this decline in first quarter of 03 as well. So, I am just imputing that this is essentially the impact of the renegotiations coming through. Now, the percentages that I see for the fourth quarter of this year seems to be smaller than what we saw fourth quarter of last year, so is it fair to assume that the extent of renegotiations downwards has been lesser severe than it was last year? And secondly, just on the pricing part again, you know Accenture reported a few days back and they said their pricing was up, now how does one reconcile this that players at the lowest end of the pricing chain are seeing pricing pressures while players at the top end of the chain are actually seeing pricing improving.

VIVEK: I think that first of all I can't really comment on the Accenture pricing going up as I said what we have seen has been pretty, you know, when we have come against each other, we have seen them to be pretty aggressive, so it could be that they either have a lot of deals where they are able to get bye with something or they are doing a different nature of work, so I can't comment on them, but what I can say is that if I hard fact to the fourth quarter of last year and the transition to the first quarter, at that time we were seeing the pricing impact not just of sort of the market as we see it today but also of the companies having big benches, in some sense it does feel a little bit better than then, but I am just so burned I don't want to give any positive comment on pricing you know. I just think that at this moment in time we just have to walk, we start to walk through the next couple of quarters continuing to make those calls in terms of where we can see the business leverage, but it does fell better than it did a year ago.

SANDEEP: Right, thank you.

MODERATOR: Thank you very much sir. Coming up next is a question from Miss Mitali Ghosh of DSP Merrill Lynch.

MITALI: Yeah hi, I guess moving on to a slightly different topic, if you could give us a sense of what the pipeline is looking now and I notice that you have a very strong gross client addition organically of 28, what could be the net client addition be and if you could give us a sense like I said of what sort of demand is in and what sort of verticals?

VIVEK: If you look at the total net adds we have had this quarter, it was about 880 versus 1300 we added last quarter. So, I think that we continue to see in a sense the business needs that would drive this kind of hiring. So, I think that that is kind of pretty much what I could tell you, we don't create hiring plans per se, obviously we have a view of how much hiring we would have to do because we hire pretty only as we need business, so sometimes we will take a bit of a you know as I said there is a lot of uncertainty as to when accounts ramp, so we will take a bit of a gamble on that and we might call it wrong by 3-4 weeks, but by and large will be accurate. So, I think from an outlook perspective I am not sure I could give you anymore than that. If you look at the pipeline in terms of characterization by vertical, I am not sure I could give you kind of percentage wise you know what our pipeline is, because we haven't shared that information, but what I can say is that if I go through my different businesses, I think that technology businesses are continuing to be in growth mode but have not created any sort of sense of elation yet, you know in terms of what the outlook is, in terms of rapid growth at all. I feel contrary is to be the growth engine if you will for where we are as far as the market is concerned. Within the IT space, I would say that we are particularly excited about energy and utilities, partly because we continued to have high expectations from what we will get out of the acquisition and the corresponding synergies, and on the financial services side, where I mentioned earlier we had closed several strategic accounts and are looking forward to being able to eat that fruit in the form of billed man months increase.

MITALI: Basically Vivek my question was on net client addition this quarter and the services in which they are likely to be.

VIVEK: Okay, so if you look at the net client add, if I look at the client additions, because the net you know I don't have the data right now in front of me by verticals, but if I look at it on the gross basis, as I said earlier, we had 44 new accounts of which 16 were from the AMS acquisition. So, of those 44, 34 were in the IT space, so if you subtract the 16 from AMS, that means organically 18, and 10 were in the R&D space.

MITALI: And these were mainly maintenance kind of contracts or..?

VIVEK: If I look at the contracts, I am just zipping through the list here, on the technology side there were couple of intellectual property contracts and most of them were in the sort of regular billed you know the regular R&D services that we do. On the IT side, again most of them are in the traditional services.

MITALI: Thank you.

MODERATOR: Thank you very much madam. Next in line we have Mr. Sujeet from UBS Warburg.

SUJEET: Yeah hi. Okay my question was basically pertaining to Spectramind. I wanted to just check with Raman how concerning do you see the trend of enforcing from customers in the BPO space as well as competition from foreign services companies vis a vis the traditional IT services space.

RAMAN: See there is, it depends on what the strategic objectives are of the customers, their understanding of India as a location, their ability to be able to do business here. All these are factors that play a big role, what is the size of the opportunity that they are looking at. Because there is a huge element of a fixed cost for a captive to be set up, particularly if we look at it in the BPO space, because the investment per seat is in the region of $10,000 and when you set up a largesse facility you have to spend that money up front and if you take time to fill that up then you know that adds to the cost. There is also an aspect of whether the company wants to add head count to their books because as they consolidate the total number, the total head count, you know people like yourself you do not distinguish between the head count in the India and the head count sitting in other parts of the economy. There is an advantage of paying by the drink and have a third party do that and there are advantages of having a captain. So, what we see happening in the market place is that there is a huge move towards a mix of both. There is a tendency to test out with the third parties and based on success, use that success to have a mix of build. The second part of your question was linked to you know the global players. As the global players are coming in they cannot afford to ignore the advantages that remote locations such as India offer. We think that we have anywhere between 12 to 18 may be 24 months before they get an understanding of what it takes to operate on a global model, and in that time frame we as a country and then we as a company must establish that gap of competency and capability, and....

SUJEET: ...yeah, what I am asking is because we actually see either eco-load to be much more traction from these companies like EDS or Accenture in the BPO call center space than probably even in the traditional agitation space, that is why I wanted to check with you.

RAMAN: At this point of time we do not see a huge amount of traction that they get at least in the target segment of the customers that we are looking at, but potentially will we see it? Yes. Potentially you know all possibilities are there, and they are open. Will they be able to offer the same sort of efficiency and effectiveness and the capabilities as the local players, will they be able to get that understanding as effectively and efficiently? I think the jury is out on that and we know the answers in the next 9 to 18 months.

SUJEET: Okay thank you gentlemen, thanks.

VIVEK: Can we have the last two questions operator?

MODERATOR: Sure sir. Next question comes from Mr. Pramod Gupta of Inam
Securities.

PRAMOD: Hi, good afternoon gentlemen. One question I had actually, see as I see now that MNC competition has started to hit on the demand side and I mean although Indian companies keep on saying that they are not seeing the MNC guys like Accenture so often, but with the increasing pressure and their incumbent and losing market share there, and overall deflation being there, the pricing is also under pressure, they are shifting bases and starting up capacity in India. Obviously the next target is going to be the supply side of the Indian companies, which is I mean the people, and with the intense cost cutting going on within the companies and you know moral not being really high because of ESOPS losing values and what not, what are the steps companies like Wipro are taking to probably you know save their employees and keep the talent pool intact, because I think the middle management people in the industry in general are pretty limited and scalability and longevity of the companies can get really impacted if some of the key people start leaving. So, what is the strategy there?

VIVEK: I think that first of all, you know there is an absolute unanimity that the middle level and the rainmakers are absolutely essential and are onto most pressure. So, I think that what we have to do through this environment is, I think first of all everybody recognizes that reality over we are and you know that I have to admit that some people can't understand why our stock was Rs. 10,000 three years ago when we were one third the size and had lot of uncertainty about our future, but anyway be that as it may, I think that on the people side you know there is, the things that we are doing to make sure that people stay engaged is I think first and foremost we have many programs that, for example, we have one program that we call the Meet Your People program, which basically was for more and more managers to get out and through the last couple of years that we have grown so hectically not build the kind of relationship in face time that they needed to in front of their teams. We have rolled that out as a particular thing. The second thing we have done is we continue to have quarterly surveys of our employee perception, and as things stand right now, they continue to be up, so I think that people are seeing this as both a problem as well as an opportunity, because we have communicated clearly what our vision is and the direction we want to head and why we think it is a winning strategy. So, I would say that it is certainly something that we want to worry about, we are looking at doing a competition increase this quarter, I think that from our perspective we want to make sure, as I mentioned earlier, that whatever we do in the competition side we increase utilization and other operational efficiencies, but still I think that it has to be a whole load of everything.

PRAMOD: Okay thank you very much sir.

MODERATOR: Thank you very much sir. Our last question comes from Mr. Ananthanarayana of Morgan Stanley.

ANANTHANARAYANA: Yeah, good afternoon everyone. Just one question on the AMS issue, you mentioned some customers wins out of cross selling to AMS customers, can you give us a bit more details on these wins in terms of the type of services and whether these are offshore based services?

VIVEK: I am gonna ask Sudeep Bannerjee, who runs our IT services and Financial services to answer that question.

SUDEEP: Yes, you know the wins which we have had with AMS recently, which has been integrated as energy and utility consulting within Wipro, are Avercon in Germany, Ascent in Netherlands, GDS in France, EDS in France, Trackbuild in US, Specific Gas in the US. So, we have had a number of wins recently, Scottish Power in the UK. The nature of engagements that we have had are some consulting led, which means that you know package implementation in specific vertical areas of the utility industry, more specifically packages like Load Star or SPL. We have had other assignments, which are BPR led. We have also had wins within that fold in terms of the traditional services led wins, the accounts that we have got in from their side have been offered our traditional services and we have got large projects through that. In terms of the existing accounts in the energy and utilities vertical, we have proposed the new services, consulting services, which we brought in from the erstwhile AMS-GEG group and we have been able to get some orders from our existing customers namely Transco for some of the consulting assignments that we have brought in from through the acquisition.

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VIVEK: And Ananth if I may just add to that, you know I just wanted to make it broader as well in terms of just our ability to integrate acquisitions, you know if you look at the oldest acquisition, which is Spectramind, I though some stats may be interesting. 20% of their customer base today is Wipro customers, 10% of their revenue is Wipro customers, now here is where it gets interesting, 75% of the order book, which is orders booked but not billed yet, are either Wipro customers or joint pursuit teams, and 70% of the funnel of prospects that we currently are working is either Wipro customers or joint pursuit teams. So, I think that we have been able to on both the acquisitions are come together nicely in terms of leveraging each other for getting that incremental penetration.

ANANTHANARAYANA: Right, thanks Sudeep.

SUDEEP: Thanks.

MODERATOR: Thank you very much sir. At this moment I would like to hand over the floor back to Wipro management for final remarks.

LAKSHMINARAYANA: Thank you ladies and gentlemen for participating in the call. Should you have missed anything during the call, the audio archives will be put up on our website. I will also be having a transcript of this call very soon, and of course if you need any information or clarification we will be very happy to discuss that with you. We do look forward to talking to you again next quarter and have a nice day. Thank you.

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